

June 19, 2013

Via E-mail
James R. Emmons
Chief Executive Officer
Numbeer, Inc.
7660 Pebble Drive
Fort Worth, TX 76118

> **Re:** **Numbeer, Inc.**
> **Form 8-K**
> **Filed May 23, 2013**
> **File No. 000-54357**

Dear Mr. Emmons:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have not included disclosure regarding related party transactions and director independence. Please disclose this information, as appropriate, pursuant to Item 7 of Form 10.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 1

2. Please revise the third paragraph to disclose the number of shares of common stock of Good Earth that were exchanged for shares of common stock of Numbeer, and the nature and amount of consideration given or received for the shares. Refer to Items 2.01(a) and 2.01(d) of Form 8-K. Also revise the second sentence of the third paragraph to disclose the number of Good Earth common stock that were subject to issued and outstanding options and warrants.

3. Similarly, please revise the fourth paragraph to disclose the nature and amount of consideration given or received for the shares of your common stock in exchange for membership interests. Refer to Item 2.01(d) of Form 8-K.

4. We note disclosure on page 2 stating that you will file an Information Statement to change your corporate name, increase the number of authorized shares of capital stock and to effect a forward-split in June 2013. Please advise when you will file such Information Statement. If applicable, please update your disclosure.

Description of Business, page 2

5. Please revise this section and this report throughout to eliminate qualitative marketing-type language that is non-substantiable . For example, you reference that your product "maximizes energy efficiency to satisfy the needs of its customers," is "less expensive to assemble," has "[n]one of the high costs associated with 4-wheeled vehicles," has "unique technology," "proven battery technology," "improved energy, efficiency, reliability," "high performance, low-maintenance and affordable alternative," "conditions are conducive to the sale of the Firefly® ESV" on page 3, "the market is now ripe for a new vehicle," "perfect," "sense of urgency" on page 5, "premium product," "high quality interior details," "meets all requirements of traffic control and parking enforcement daily users" on page 6, "highly experienced and energetic team" on page 7. Please remove these statements and other similar statements which appear in the filing as they seem to be marketing language which is inappropriate for a disclosure document. We also note that many of these terms appear in the background section of your management's discussion and analysis of financial condition and results of operations. Please revise that section as well to avoid repetition.

6. Please disclose in one of the introductory paragraphs here the revenues you have generated since inception, your net losses and accumulated deficit, and disclose that your auditor has expressed substantial doubt about your ability to continue as a going concern. Please also add appropriate risk factors addressing these matters.

7. Please disclose, if true, that you have sold 31 FireFly® ESV utility vehicles to date.

8. It appears that your business depends on one or a few major customers. Please disclose the information required pursuant to Item 101(h)(4)(vi) of Regulation S-K.

9. Please revise this section and your liquidity and capital resources section to disclose your cash on hand, monthly burn rate, and how long your current funds will last at this rate, each as of the most recent practicable date.

Company Overview, page 2

10. Please explain what is meant by "a variety of niche markets."

11. Please explain what you mean on page 3 by "established, proven manufacturers." To this end, please identify the manufacturers of your products and file as exhibits any material agreements you have with them. Also substantiate the statement that these manufacturers are "proven" or remove the terminology.

12. We note your disclosure that you recently began deliveries of your FireFly ESV, which was "developed in collaboration with the City of Santa Monica." Please expand on this discussion, and describe your collaboration process with Santa Monica and other municipalities, if applicable. Your revised disclosure should discuss the timeframes and estimated costs of such projects. If appropriate, provide any material contracts as exhibits.

13. Please revise to substantiate the statements on page 3 that "[t]his is the start of run-rate production into an overall market where demand approaches 15,000 units for parking enforcement alone," that "there are over 60 million 3-wheeled vehicles in Asia alone, the majority of which are "gas powered, heavily polluting and noisy," and that "Europe is demanding reduced pollution."

Business Strategy, page 3

14. Please revise this section, as applicable, to disclose the source for all industry statistics, trends, projections and facts that you cite, including the names of all reports here and in your marketing section. Please also provide copies of all cited reports. To the extent that you disclose any industry statistics including projections such as future growth rates, please revise to include appropriate balancing language that there is no guarantee that such projections or future growth rates will be achieved.

15. Please revise to either substantiate or state as a belief of management your discussion of the industry and global trends in the bullet points on pages 3 and 4. Please provide the basis for your belief on page 4 that there is an "[i]increased development of gated or closed communities . . ." Please also clarify the relevance of this statement to your business.

16. Please explain what are "fleet EVs" and describe how they are different from EVs generally.

17. We note that the data you provide in support of your claims in this section is more than ten years old. Please revise to include updated information, if available. If updated information is not available, briefly state the basis for your belief that information from 2000 continues to reflect current trends in the industry. We note that the cited report appears to only consider the growth of green consumer cars in California. Additionally, please provide us with copies of all cited reports.

18. Please revise to substantiate the statements on page 5 that other vehicles have been tested "but have encountered functionality problems and user objections," that the Firefly ESV is the "only vehicle of its kind that is 'all electric,' which is the number one choice of motive power by virtually all users or prospective users," and that "[t]he market need exists in many niches and demand is high for the Good Earth solution."

19. Similarly, please provide a basis for the statements in the fourth and fifth paragraphs on page 5.

Products, page 6

20. Please disclose the number of products that you currently produce and clarify whether your products are based on the Firefly.

Marketing, page 6

21. We note your disclosure regarding your dual phase strategy. Please discuss any contingencies such as raising additional funds, and the timelines and associated costs accompanying each phase or material milestone in your marketing strategy.

22. Please substantiate the market size projections in this section and provide balancing disclosure that there is no assurance that you will be able to sell such volumes.

23. Please revise to indicate whether you currently have any contracts or agreements with UPS, FedEx, or the United States Postal Service. If not, please delete these references.

24. Please clarify industry terms and jargon, such as "the wire harness system" on page 7 and "'white glove' treatment" on page 8.

Competition, page 7

25. Please discuss in greater detail the competitive landscape for essential services vehicles and where your business model fits in this competitive environment. Please also place the disclosure in this section in context by disclosing, if available and material, the percentage of the essential services market occupied by rivals. Refer to Item 101(c)(x) of Regulation S-K.

26. Please reconcile the disclosure on pages 7 and 10 that "there is significant competition in the utility vehicle industry" with your disclosure on page 3 that "[a]ll such markets have functions and needs with few-to-no competitors with electric versions."

Manufacturing/Logistics, page 7

27. The disclosure in the third paragraph under this section is largely aspirational in nature. Please disclose the estimated timelines and costs for implementing the "build to stock"

assembly and clarify that you cannot guarantee that you will be able to increase production at the rates disclosed on page 7.

28. We note your disclosure in the last paragraph of page 7 concerning the significant costs of your early-run production pieces. Please revise to disclose an estimated cost per unit of manufacturing these early models so that a reader can have a better understanding of your business and the cost components.

29. We note your statement on page 10 that you design and outsource products to other manufacturers to "procure the raw materials and provide all necessary facilities and labor to manufacture our products." Please expand upon this in detail in this section, identifying the sources and availability of raw materials and your principal suppliers. Refer to Item 101(h)(4)(v) of Regulation S-K. Please also include any material agreements with suppliers as exhibits.

Research and Product Development, page 8

30. Please revise to include a discussion of the costs of research and development over the past two years. Refer to Item 101(h)(4)(x) of Regulation S-K.

Risk Factors, page 9

31. We note your statement that "the following risks, which we believe are the principal risks that we face and of which we are currently aware, and all of the other information in this Report." All material risks should be discussed in this section. Please revise this paragraph to clarify that you have discussed all known material risks.

32. Please revise your risk factors so that they are narrowly tailored towards your business. We note, for example, certain risk factors that could apply to any business such as the risks under the subheadings, "If we fail to execute our business plan in a timely manner . . ." and "Applicable regulatory requirements, including those contained in and issued under the Sarbanes-Oxley Act . . ." Please revise the risk factors to describe the risks as they pertain to your business and plan of operations.

If our products do not gain expected market acceptance, page 10

33. Please explain what is meant by "range anxiety."

If critical components become unavailable or our vendors delay their production, page 10

34. Please remove the third and fourth sentences of this risk factor. This disclosure tends to mitigate the risk presented.

<u>Our success depends, in part, on establishing and maintaining good relationships, page 11</u>

35. Please clarify whether you currently have any distribution dealers.

<u>We will likely need to raise additional capital, page 11</u>

36. Please quantify your near term (less than 12 months) and long term (greater than 12 months) additional financing requirements which are necessary to continue operations and to implement your business plan.

<u>By virtue of being a public company, the Company is subject to certain regulations, page 14</u>

37. Please quantify the costs of preparing and filing annual and quarterly reports that you refer to as substantial.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15</u>

38. We note your limited cash balance, your current liabilities, your net loss in the most recent interim period, and your stated requirement of additional capital for production and expansion. Please revise this disclosure to provide detailed discussion of the milestones of your business plan, including a discussion of the milestones you have yet to achieve and the specific steps needed to accomplish each milestone. Also provide a timeline for reaching each milestone and include a detailed analysis of the costs of each step and how you intend to finance such projects.

39. We note your statement that you "principally generate revenue from selling [y]our products to fleets of cities, airports, seaports, universities/colleges and major distribution centers." Please revise to state this as a planned source of revenue, unless you actually have sold products to all of these targets.

<u>Results of Operations, page 16</u>

40. Please revise to quantify how much additional capital you anticipate needing, and the potential sources of this funding. As you state that the ability of your business to achieve success is "contingent" upon this additional capital, please discuss the likelihood of the success of this plan. The discussion of your efforts to obtain additional capital should describe the specific plans underway, risks and uncertainties regarding such plans, and contingency plans in the event efforts underway are not successful.

41. Please identify the "Singapore-based company" with which you have an "exclusive license" as discussed on page 17. Please also revise to disclose the details of the joint venture you have with Carens Pte. Ltd., which resulted in the creation of Good Earth Energy Conservation (Asia) Pte. Ltd., or advise as to why you have not disclosed this arrangement.

42. We note your statement on page 17 that you "began production of the FireFly® ESV in our Fort Worth, Texas facility in April/May 2012 . . ." Please reconcile this disclosure with the statements on page 10 that you outsource production.

43. Please disclose the 31 vehicles that you have sold here and discuss the details of these sales.

44. Please revise to state as a belief statements such as those on page 17 that your vehicle "is used by the traffic control/parking enforcement niche market to generate revenues."

Liquidity and Capital Resources, page 18

45. Please revise to quantify and separately discuss all liquidity needs foreseeable for the next 12 months, including funds to expand operations, satisfy the $2,750,000 in outstanding convertible promissory notes, fund your marketing plans, and settle outstanding accounts payable. Please revise your disclosure to address the specific steps you are taking to locate sources of funds to satisfy these liquidity needs.

46. Please revise to disclose, if true, that your current working capital is insufficient to fund operations.

Security Ownership of Certain Stockholders, page 21

47. Please revise footnotes 13 and 15, respectively, to disclose the natural persons who exercise voting power or investment power over the shares of common stock held by Zeus Corp. and Jus-EE Investments Private Limited. Please also provide an address for Ms. Fuchs-Hawes.

Directors and Executive Officers, page 23

48. Please discuss the specific experience, qualifications, attributes or skills of your directors that led to the conclusion that each person should serve as your director. Refer to Item 401(e)(1) of Regulation S-K.

49. We note that your CTO and Director, Greg Horne, is currently serving as the CEO of another company. Please revise to disclose how many hours Mr. Horne will be able to contribute to your business. Please include an appropriate risk factor addressing the reduced amount of time he will spend on your business and the extent of any potential conflicts of interest he may have.

50. We note your disclosure that Mr. Hawes served as your CEO until July 2012. Please reconcile this with the information on your website, which currently lists Mr. Hawes as your CEO and Mr. Emmons as your CFO.

Executive Compensation, page 24

51. We note that your employees appear to have been granted stock awards, warrants, and options. Please advise whether your officers or directors have been granted stock awards, warrants, and options. If applicable, revise to include the related disclosure. Refer to Items 402(n) and 402(r) of Regulation S-K.

Description of Capital Stock, page 26

Description of Convertible Notes, page 27

52. Please revise to disclose the identities of the parties to whom the notes are owed, the amounts owed to each, payment schedules, and whether any of the notes have been paid off to date. Please also revise the last risk factor on page 11 as may be appropriate.

Item 5.03 Amendments to Articles of Incorporation, page 30

53. We note that you have changed your fiscal year end from May 31 to December 31. Please confirm which form you will be filing the report covering the transition period on. Refer to Item 5.03 of Form 8-K.

Financial Statements (Unaudited) for the Fiscal Year Ended March 31, 2013

Note 5. Royalty Agreements, page 12

54. Please identify the related party with which you entered into the licensing agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via facsimile
        Margaret E. Holland
        Holland, Johns, & Penny, L.L.P.